UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CellStar Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

150925105

(CUSIP Number)

Alan J. Perkins, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150925105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan H. Goldfield

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,720,214

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,720,214

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,780,214

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer
Not amended.
Item 2.	Identity and Background
Not amended.
Item 3.	Source and Amount of Funds or Other Consideration
Not amended.
Item 4.	Purpose of Transaction

Item 4 is hereby amended in its entirety to read as follows:

Mr. Goldfield recently had discussions with Stanford Financial Group Company and its affiliates (“Stanford”) about a possible investment by Stanford in the Company.  On June 16, 2005, the Company signed a letter of intent to sell up to $25 million of debentures to Stanford.  On July 11, 2005, Stanford notified the Company that Stanford was no longer interested in consummating the proposed transaction and that the letter of intent was terminated.  Mr. Goldfield is not having any discussions with the Company or Stanford regarding any involvement in any investment in the Company.

Item 5.	Interest in Securities of the Issuer
Not amended.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

A.S. Horng previously granted a revocable proxy (the “Horng Proxy”) to Mr. Goldfield with respect to the 474,000 shares of Common Stock owned of record by Mr. Horng. The shares covered by the Horng Proxy include the results of a three-for-two stock split effected in June 1997, a two-for-one stock split effected in June 1998 and a one-for-five reverse stock split effected in February 2002.  The Horng Proxy authorized Mr. Goldfield to represent Mr. Horng and to vote his 474,000 shares of Common Stock at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Horng Proxy was revoked by Mr. Horng effective February 16, 2005, and is no longer in effect.

Mr. Goldfield has placed his shares of Common Stock with a brokerage firm in connection with securing a margin and a cash account.  Such accounts contain standard default provisions.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 14, 2005
Date
/s/ Alan H. Goldfield
Signature
Alan H. Goldfield
Name/Title